UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 4 February
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F                    X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                      No X

KEY FEATURES
FINANCIAL SUMMARY FOR THE SECOND QUARTER FY13
ENDED 31 DECEMBER 2012

Quarter
December
2012#
Quarter
September
2012#
Q-on-Q
variance
%
6 months
December
2012#
6 months
December
2011#
Variance
%
Gold produced
– kg
9 074
10 013
(9)
19 087
19 114
(1)
– oz
291 734
321 924
(9)
613 658
614 529
(1)
Cash operating
costs
– R/kg
310 858
294 404
(6)
302 226
261 785
(15)
– US$/oz
1 115
1 110
(1)
1 111
1 070
(4)
Gold sold
– kg
9 614
9 704
(1)
19 318
19 173
1
– oz
309 097
311 992
(1)
621 089
616 427
1
Gold price
received
– R/kg
479 801
440 868
9
460 244
418 719
10
– US$/oz
1 722
1 663
4
1 692
1 712
(1)
Operating
profit ¹
– R million
1 633
1 408
16
3 041
3 015
1
– US$ million
188
171
10
360
396
(9)
Basic earnings
per share*
– SAc/s
169
121
40
290
354
(18)
– USc/s
19
15
27
34
46
(26)
Headline
profit/(loss)*
– Rm
680
529
29
1 209
1 452
(17)
– US$m
78
64
22
143
191
(25)
Headline earnings
per share*
– SAc/s
158
123
28
281
337
(17)
– USc/s
18
15
20
33
44
(25)
Exchange rate
– R/US$
8.67
8.25
5
8.46
7.61
11
# Figures represent continuing operations unless stated otherwise
¹ Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
* Including discontinued operations
Shareholder information
Issued ordinary share capital at
31 December 2012
435 257 691
Issued ordinary share capital at
30 September 2012
435 064 236
Market capitalisation
At 31 December 2012 (ZARm) 32 209
At 31 December 2012 (US$m) 3 796
At 30 September 2012 (ZARm) 30 381
At 30 September 2012 (US$m) 3 682
Harmony ordinary share and ADR prices
12-month high (1 January 2011 –
31 December 2012) for ordinary shares
R101.75
12-month low (1 January 2011 –
31 December 2012) for ordinary shares
R65.20
12-month high (1 January 2011 –
31 December 2012) for ADRs
US$13.31
12-month low (1 January 2011 –
31 December 2012) for ADRs
US$7.50
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 October 2012 –
31 December 2012 closing prices)
R65.20 – 74.05
Average daily volume for the quarter
(1 October 2012 – 31 December 2012)
1 558 920 shares
Range for quarter (1 July 2012 –
30 September 2012 closing prices)
R66.90 – R70.99
Average daily volume for the quarter
(1 July 2012 – 30 September 2012)
2 411 137 shares
New York Stock Exchange, Inc
including other US trading platforms
HMY
Range for quarter (1 October 2012 –
31 December 2012 closing prices)
US$7.50 – US$8.96
Average daily volume for the quarter
(1 October 2012 – 31 December 2012)
2 392 671 shares
Range for quarter (1 July 2012 –
30 September 2012 closing prices)
US$7.85 – US$8.40
Average daily volume for the quarter
(1 July 2012 – 30 September 2012)
2 440 148 shares
Investors’ calendar
2013
Q3 FY13 results 3 May 2013
#
Q4 FY13 results 14 August 2013
#
Investor Day 28 August 2013
#
Q1 FY14
8 November 2013
#
#
These dates may change in future
Quarter on quarter
#
:
28% increase in headline earnings per share* to 158 SA cents
(18 US cents)
Doornkop’s build-up takes its production to over a tonne of
gold for the quarter
6% increase in underground grade – third consecutive quarter of grade improvements
Gold production decreased by 9% to 9 074kg (291 734oz)
South African operations (excluding Kusasalethu) increased
gold production by 3%
Operating profit¹ 16% higher at R1.6 billion (US$188 million)
Cash operating cost improved by 4% to R2.8 billion
(US$323 million)
Committed to more housing projects
Interim dividend of 50 SA cents declared
# All figures represent continuing operations unless stated otherwise
* Includes discontinued operations
¹ Operating profit is comparable to the term production profit in the segment report in the financial statements and not to the operating profit line in the income statement
Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code:HMY
ISIN: ZAE000015228
Q2 FY13
RESULTS FOR THE SECOND QUARTER FY13 AND SIX MONTHS ENDED 31 DECEMBER 2012

2
2

2
2
Forward-looking statements
This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of
1995 with respect to Harmony’s financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are “forward-looking statements” for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange
Act of 1934, as amended, and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements are statements that are not historical facts.
These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”,
“intends”, “estimates” and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.
Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies;
and socio-economic instability in the countries in which we operate.
Harmony’s Integrated Annual Report,
Notice of Annual General Meeting, its
Sustainable Development Report and its Annual
Report filed on a Form 20F with the United
States’ Securities and Exchange Commission
for the year ended 30 June 2012
are available on our website:
www.harmony.co.za
3
Chief executive officer’s review
4
Safety and Health
5
Financial overview
6 Operational
overview
6
Group operating results
6 Kusasalethu
6 Doornkop
6 Phakisa
6 Tshepong
7 Masimong
7 Hidden
Valley
7 Target
1
7 Bambanani
8 Joel
8 Unisel
8 Target
3
8 Steyn
2
8
Total South African surface operations
8 Kalgold
9 Phoenix
(tailings)
9 Surface
dumps
9 Discontinued
operations
9 Evander
10 Development
11 Exploration highlights
14 Operating results (Rand/Metric) (US$/Imperial)
16 Condensed consolidated income statements (Rand)
17 Condensed consolidated statements of comprehensive income (Rand)
18 Condensed consolidated balance sheets (Rand)
19 Condensed consolidated statements of changes in equity (Rand)
20 Condensed consolidated cash flow statements (Rand)
21 Notes to the condensed consolidated financial statements
25 Segment report (Rand/Metric)
26 Operating results (US$/Imperial)
28 Condensed consolidated income statements (US$)
29 Condensed consolidated statements of comprehensive income (US$)
30 Condensed consolidated balance sheets (US$)
31 Condensed consolidated statements of changes in equity (US$)
32 Condensed consolidated cash flow statements (US$)
33 Segment report (US$/Imperial)
34 Development results – Metric and Imperial
35 Notes
36 Contact details
Competent person’s declaration
Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC).
Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Reserves and resources South Africa:
Jaco Boshoff, Pri Sci Nat, who has 16 years’ relevant experience and is registered with the South African Council for Natural Scientific
Professions (SACNASP).
Reserves and resources PNG:
Stuart Hayward for the Wafi-Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve.
Messers Job, Francis and Kruger are corporate members of the Australian
Institute of Mining and Metallurgy and Mr Hayward is a member of the
Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.
These competent persons consent to the inclusion in the report of the  matters based on the information in the form and context in which  it appears. Mr Boshoff and Mr Job are full-time employees of
Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wafi-Golpu Services Limited. Mr Francis and Mr Kruger are
full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is
Harmony’s joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.
There has been no material changes in the mineral reserves
declared as at 30 June 2012.
There has been no material changes in the mineral reserves
declared as at 30 June 2012.

Chief executive officer’s review
“During the past quarter our underground grade improved by 6%, cash operating unit costs of underground operations increased by 5% and the Rand gold price received was 9% higher quarter on quarter. We recorded an operating profit of R1.6 billion and have declared an interim dividend of 50 SA cents. Overall a strong financial quarter for Harmony, notwithstanding the negative impact on operating performance due to labour disruptions at Kusasalethu”, said Graham Briggs, chief executive officer of Harmony.
Safety
The number of safety achievements increased significantly over the past
12 months. We have demonstrated through our decision at Kusasalethu that safety is our main priority. More needs to be done however. It is with deep regret and disappointment that Harmony has recorded three fatalities during the quarter. We extend our deepest sympathy to the families and colleagues of: Kelvin Mwale (boiler maker at Evander), Eliot
Zungu (driller at Kusasalethu) and Sechaba Moses Nkhatho (long haul drive operator at Tshepong).
Read more about our safety initiatives on page 4.
Operational and financial results
Gold production decreased by 9% (939kg) in the December 2012 quarter to 9 074kg from 10 013kg in the September 2012 quarter.
This was all as a result of the unprotected strike and labour disruptions at Kusasalethu.
Operating profit for the December 2012 quarter increased by
R225 million or 16% to R1 633 million. The increase in operating profit was due to a decrease in cash operating costs and an increase in the gold price received.
Cash operating costs in the December 2012 quarter decreased by
R127  million, mainly as a result of lower electricity costs (summer tariffs).
The rand per kilogram unit cost for the December 2012 quarter increased by 6% from R294 404/kg in the September 2012 quarter to R310 858/kg in the December quarter, due to the decrease in gold production.
Capital spent for the quarter increased as expected, from R764 million to R867 million as the underspending in the September 2012 quarter came through in the December 2012 quarter.
Kusasalethu
Our Kusasalethu mine in South Africa has experienced a pattern of violence and unprotected industrial action by some employees and contractors during the December 2012 quarter.
The mine was temporarily closed on 20 December 2012 for security and safety reasons and employees were informed not to return to work until further notice. The on-going unlawful events caused management to give serious consideration to both the operational and financial position of the mine and the future viability of Kusasalethu.
On 7 January 2013, the Company announced that Kusasalethu will remain closed until such time as it is safe enough for its employees to commence mining activities. Bilateral discussions with labour and a
Section 189 process in terms of the Labour Relations Act 66 of 1995
(LRA) commenced on 7 January 2013. At the last meeting held on 29
January 2013 the unions accepted Harmony’s rationale for issuing the section 189 in terms of the LRA. The conditions under which the mine could be re-opened were also discussed. We have made some progress and we are one step closer to finding a sustainable solution to re-opening Kusasalethu. However, the mine remains closed until an agreement has been reached and all the conditions of re-opening it have been agreed upon and committed to by all the unions and other stakeholders involved. The unions and Harmony have until
7 March 2013 to make a decision about the future of Kusasalethu.
Should the afore-mentioned process of discussion and consultation with labour fail to achieve agreement on and undertakings to comply fully with the specified conditions for the mine to resume safe production, the Section 189A process will have to continue and be concluded. This could lead to Kusasalethu’s possible indefinite closure, with possible significant job losses and negative impacts across a broad front on the mine’s host community.
Gold market
The United States (US) dollar gold price reached its 12th year of consecutive price gains towards the end of calendar year 2012. Given the uncertainty in the global economy, we believe that gold will become more attractive as an investment option and that the gold price may increase further during calendar year 2013.
The Rand gold price received increased to R479 801/kg in the
December 2012 quarter, in comparison to R440 868/kg in the previous quarter. During the December 2012 quarter the Rand weakened by
5% to US$/R8.67 (US$/R8.25 in the September 2012 quarter). The weaker Rand combined with a 4% increase in the US dollar gold price to US$1 722/oz (US$1 663/oz in the September 2012 quarter) resulted in the higher rand per kilogram gold price received.
Environmental management
At Harmony, we are committed to building a robust, sustainable company for our current stakeholders and for future generations through exploration, development and operating gold mines. When the orebody is depleted, we ensure that the decommissioning and closing of operations are done safely and responsibly. We aim to provide shared value for the Company and its shareholders, the country in which we operate and our host communities, as well as the biophysical environment.
The Free State Rehabilitation Project began in May 2010, its impetus coming from several shaft closures within the Virginia operations and amongst the old shafts that had been acquired by Harmony over the previous 10 years. Once mining operations ceased at these shafts, they had to be decommissioned and appropriately shut down, in terms of legislation.
While this project revolves around the closure of mining operations and all that this entails, it also seeks to mitigate the impact such closures have on the socio-economic sustainability of communities that depend on mining in the Free State.
The project is progressing well and has resulted in a further reduction of the environmental liability as determined for the Department of Mineral
Resources by R24 million in the last six months (total of R124 million cumulatively since the inception of the project). More information on our environmental management can be found on our website
www.harmony.co.za.
Our post-mining land use objectives are based on factors including:
• with sustainable development principles, mining operations should
• be regarded as transient land use, implying that, post-mining, the

Results for the second quarter FY13
and six months ended 31 December 2012
land should be restored so that its value is equivalent to or better than pre-mining.
We see the value of land as being measured both in economic and socio-ecological terms. In this case, rehabilitation entails restoring the land to its future value-adding use. Our programme goes beyond the  process of demolition of infrastructure and backfilling of inert economic value-add that can be created on rehabilitated land. Harmony participated in the Carbon Disclosure Programme (Top 100 JSE
Companies) and was placed 3rd with a 98% score. Influenced by this achievement, Harmony was again included into the Nedbank BettaBeta
Green Exchange Traded Fund (“BGREEN EFT), propelling Harmony into the top 20 of the fund with it finishing in the Top 10 (placed 8th).
Wafi-Golpu
Drilling performance continued to show a noticeable improvement and will remain an important focus, with geotechnical data acquisition and additional mineral resources being key priorities. The next phase of the metallurgical test work program, focusing on testing alternative flowsheets to improve gold recovery commenced in November 2012.
Evander
Harmony entered into an agreement to sell its 100% interest in Evander
Gold Mines Limited (Evander) to Emerald Panther Investments  91
(Proprietary) Limited (EP), a wholly owned subsidiary of Pan African
Resources Plc, for R1.5 billion during May 2012. The transaction remains subject to the consent of the Minister of Mineral Resources in accordance with section 11 of the Mineral and Petroleum Resources
Development Act. Once the transaction becomes unconditional, EP will be required to pay the purchase consideration in cash to Harmony.
Silicosis
Harmony has been served with an application for a certification of a class action by applicants claiming to have suffered from a silica induced ailment called silicosis by two law firms in two separate class certification applications.
We took advice in this regard and are following the normal legal processes and will defend the matters on their merits.
Harmony regards the safety and health of each and every one of its employees paramount to its business and continues to do whatever is reasonably possible to provide a safe and healthy environment in which to work. We play an active role within the Chamber of Mines’ structure to continuously engage with relevant stakeholders, i.e. organised labour and government to find a lasting solution to the safety and health of the mining industry.
Dividend
We are pleased to report that the board has agreed to paying an interim dividend of 50 SA cents.
Conclusion
Our focus in the next quarter will be on saving Kusasalethu. The investment rationale for Harmony remains unchanged, we:
• are one of the world's largest gold miners;
• have high-grade mines in South Africa and PNG;
• own a world-class exploration project (Golpu in PNG);
• support meaningful and responsible corporate social investment;
• minimise and mitigate the impacts to the environment
• pay dividends;
• remain unhedged with low debt;
• are supported by a strong, focused management team.
We will continue to apply our values (safety, accountable, achievement, connected and honesty) – even at the cost of production.
As one of the largest employers in the South African mining industry,
Harmony has accepted not only its legal responsibility but also its moral obligation to contribute to the transformation of the mining industry, whilst supporting the country’s imperatives in respect of social development. Apart from supporting our social license to operate, we promote good corporate citizenship, respecting the fragility of the environment and the dignity and rights of the communities in which we operate.
We put back more than what we take out.
Graham Briggs
Chief executive officer
Safety and health
The safety and well-being of our workforce is our main priority.
At Harmony our commitment to safety and health is a fundamental part of our culture and we are committed to providing a safe and healthy workplace for our employees.
During the quarter, workshops have been conducted with IRCA
Global on the individual modules of the occupational health and safety management systems to improve the quality of the system.
This system reaffirms and formally documents corporate standards for the management of health and safety at Harmony’s South Africa operations, which also ensures standardisation of the management system at all operations.
A high level audit has been conducted at Masimong during the quarter and audit reviews were done at Target 1 and Target 3 shafts and the
Target metallurgical plant by the chief executive officer and various other executives.
All safety parameters improved quarter on quarter and year to date, except for the Fatality Injury Frequency Rate (FIFR) and the rail bound equipment injury rate.
It is with deep regret that we report that three fatalities occurred in three separate incidences at Evander, Kusasalethu and Tshepong respectively during the December 2012 quarter, which kept the FIFR the same quarter on quarter at 0.13 (including Evander). The 2013 year to date FIFR rate, however improved by 19% when compared to the actual figure for the previous year (from 0.16 to 0.13).
The year on year Lost Time Injury Frequency Rate (LTIFR) improved at most of the South African operations. The LTIFR for 2013 year to date improved by 19% from 7.29 to 5.92 and the rate for the quarter is at its lowest level ever at 5.73, which is a 6% improvement from the previous quarter.
The number of safety achievements has increased significantly over the past 12 months and has encouraged us to improve our performance even more. Additional focus has been placed on the communication

Financial overview
Net profit
The net profit for the December 2012 quarter was R731 million,
40%  higher than the previous quarter. A 9% increase in the rand gold price received at R479 801/kg and the decrease in cash operating cost of R127 million, offset the effect of the decrease in production of 939kg, or 9%, following the unprotected strike and lawlessness at
Kusasalethu in October 2012.
Exploration expenditure
During the December 2012 quarter, the drilling programme at
Wafi-Golpu continued along with drilling at our other sites in PNG. We spent R152 million in the South-east Asia region during the quarter, compared with R128 million in the prior quarter.
Profit on sale of property, plant and equipment
The amount of R69 million includes R60 million for the sale of the
Merriespruit South mining right to Witswatersrand Consolidated
Gold Resources Limited (Wits Gold), which was concluded during the
December 2012 quarter.
Impairment of investments
The impairment of investments amounting to R48 million in September
2012 quarter recorded in the income statement is the reduction in the fair market value on the investment in Wits Gold. During the current quarter, the value of the investment increased by R13 million and this increase was recorded in fair value reserves.
Net gain on financial instruments
The net gain on financial instruments was R92 million in the
December 2012 quarter. The gain of R92 million is due to the increased market value of the rehabilitation trust funds’ Equity-Linked Deposits, resulting from the JSE reaching an all-time high.
Earnings per share
Total basic earnings per share increased from 121 SA cents to
169 SA cents per share in the December 2012 quarter. Total headline earnings per share increased from 123 SA cents to 158 SA cents per share.
Investment in financial assets
During the December 2012 quarter, Harmony purchased an additional
3.9% interest in Rand Refinery for R39 million.
Borrowings and cash
Cash and cash equivalents increased by R245 million to R2 511 million at 31 December 2012 following good operational results by the majority of the group’s mines. A drawdown of US$40 million from the US$  syndicated revolving credit facility resulted in an increase in borrowings, offset by a payment of R153 million on the Nedbank term facilities. The cash in excess of debt for the group improved to
R138 million.

NOTICE OF CASH DIVIDEND
Declaration of Ordinary Dividend No. 85
The board has approved and declared an interim dividend of
50 SA cents per ordinary share (gross) in respect of the six months ended 31 December 2012.
The dividend will be subject to the new Dividends Tax that was introduced with effect from 1 April 2012. In accordance with paragraphs 11.17 (a)(i) to (x) and 11.17(c) of the JSE Listings
Requirements the following additional information is disclosed:
– There are no Secondary Taxation on Companies (STC)
– The gross local dividend amount is 50 SA cents per ordinary
– The net local dividend amount is 42.5 SA cents per ordinary
– Harmony has currently 435 257 691 ordinary shares in issue
– Harmony Gold Mining Company Limited’s income tax
reference number is 9240/012/60/0.
Dividend No. 85 of 50 SA cents per ordinary share, being the dividend for the six months ended 31 December 2012, has
been declared payable on Monday, 11 March 2013 to those
shareholders recorded in the books of the company at the close of business on Friday, 8 March 2013. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 1 March 2013.
Last date to trade ordinary shares
Friday, cum dividend
Friday, 1 March 2013
Ordinary shares trade ex-dividend Monday, 4 March 2013
Currency conversion date in respect
of the UK own name shareholders
Monday, 1 March 2013
Record date Friday, 8 March 2013
Payment date Monday, 11 March 2013
No dematerialisation or rematerialisation of share certificates may occur between Monday, 4 March 2013 and Friday, 8 March 2013, both dates inclusive, nor may any transfers between registers take place during this period.
of these achievements within Harmony to ensure there is a balanced health and safety message within the group.
Significant safety achievements during the quarter were:
•  Phakisa achieved 2 000 000 fatality free shifts.
•  Tshepong, Kusasalethu and Doornkop achieved 1 000 000 fatality free shifts.
• Doornkop achieved 5 500 000 fall of ground fatality free shifts.
Harmony will continue to promote the safety and health of our workforce, by maintaining a safe working environment and proactively supporting the physical and emotional wellbeing of our people.
Assets and liabilities of disposal groups held for sale
Increases in the cash balances and mining assets resulted in an increase in the net assets of the disposal group for Evander Gold Mines Limited during the December 2012 quarter.

Results for the second quarter FY13
and six months ended 31 December 2012
Operational overview
GROUP OPERATIONAL RESULTS
Continuing operations (excludes Evander)
Indicator
Units
December
2012
September
2012
%
variance
Underground tonnes 000 1 594 1 880 (15)
Surface tonnes 000 2 886 2 881 –
Total tonnes
000
4 460
4 761
(6)
Underground grade g/t 4.77 4.52 6
Surface grade g/t 0.51 0.52 (2)
Total grade
g/t
2.03
2.10
(3)
Gold produced
kg
9 074
10 013
(9)
Cash operating costs           R/kg
310 858
294 404
(6)
Operating profit
R’000
1 633 173       1 408 376
16
Harmony increased its operating profit for the December 2012 quarter by 16% to R1.6 billion, as a result of improved underground recovered grade at the South African operations (excluding Kusasalethu) and a
9% increase in the Rand gold price received at R479 801/kg.
A third consecutive quarter of increased underground recovered grade at 4.77g/t was achieved, while tonnes milled decreased by 15% to
1 594 000t, mainly due to the labour disruptions at Kusasalethu.
Harmony produced 9 074kg of gold, 9% less quarter on quarter due to the unprotected strike and lawlessness at Kusasalethu and related subsequent events at the mine. Please see page 3 for more details.
As Kusasalethu is Harmony’s biggest gold producing mine, the 58%
decrease in tonnes milled at 138  000t and 75% less gold produced at 402kg, adversely affected the results of the group. Overall, cash operating costs increased by 6% to R310 858/kg when compared to the R294 404/kg of the previous quarter.
Kusasalethu
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 138 328 (58)
Grade g/t 2.91 4.88 (40)
Gold produced kg 402 1 601 (75)
Cash operating costs R/kg 857 928 282 606 (>100)
Operating profit/(loss) R’000 (113 450) 249 961 (>100)
Production at Kusasalethu decreased by 75% to 402kg for the quarter as a result of a 58% reduction in tonnes milled (from 328 000 tonnes in the September 2012 quarter to 138 000 tonnes in the December 2012 quarter).
Grade also decreased quarter on quarter by 40% from 4.88g/t to
2.91g/t. The lower grade was mainly due to the higher ratio of waste tonnes from development areas compared to reef stoping and stopping the plant earlier than planned for the festive season, due to threats and intimidation by labour during December 2012.
Cash operating costs increased threefold at R857 928/kg due to lower gold production and resulted in Kusasalethu recording an operating loss of R113 million for the quarter.
Doornkop
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 272 245 11
Grade g/t 3.69 3.56 4
Gold produced kg 1 004 871 15
Cash operating costs R/kg 269 449 294 156 8
Operating profit R’000 217 794 125 560 74
Doornkop’s build-up takes its production to over a tonne of gold for the quarter, proof that the mine is building up towards its full production potential. Gold production at Doornkop was 15% higher at 1 004kg, due to an 11% increase in tonnes milled quarter on quarter at 272 000t, together with a 4% increase in recovered grade at 3.69g/t from both the South- and the Kimberly Reef.
Cash operating costs decreased by 8% to R269  449/kg, due to an increase in gold production and lower summer electricity tariffs. Higher gold production resulted in a 74% increase quarter on quarter, in operating profit at R218 million.
Phakisa
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 128
142                   (10)
Grade g/t 5.38 4.78 13
Gold produced kg 688 679 1
Cash operating costs R/kg 338 233 367 785 8
Operating profit R’000 99 575 47 800 >100
Phakisa doubled its operating profit quarter on quarter to R100 million, due to a higher recovery grade of 5.38g/t and an 8% improvement quarter on quarter in cash operating costs at R338 233/kg.
The decrease in tonnage is due to damages to the Freddies No. 3 ventilation shaft caused by the scaling of a 100 metres shale formation in the upper portion of the shaft. The adverse environmental conditions caused by the failure of the No. 3 ventilation shaft, forced stoppages in certain working areas. The ventilation challenges are currently being assessed in order to resolve the situation and an initial estimate indicates that all remedial work could be completed by the end of the calendar year.
Tshepong
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 254 313 (19)
Grade g/t 4.53 3.70 22
Gold produced kg 1 151 1 159 (1)
Cash operating costs R/kg 309 081 329 079 6
Operating profit R’000 199 169 126 551 57
Tshepong recorded a 57% increase in operating profit of R199 million when compared to the previous quarter, due to lower cash operating costs at R309  081/kg and an increase of 22% in recovered grade at
4.53g/t. The recovered grade improved after it was discovered and subsequently resolved that waste and reef ore has been mixed at the operation due to cross tramming.
Gold production remained steady at 1 151kg as tonnes milled decreased by 19% to 254 000t.
Masimong
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 216 261 (17)
Grade g/t 4.59 3.78 21
Gold produced kg 991 987 0.4
Cash operating costs R/kg 252 109 265 698 5
Operating profit R’000 228 129 177 406 29
Gold production at Masimong remained steady at 991kg. Recovered grade increased by 21% to 4.59g/t and the improvement is attributable to the restoration of tramming of waste and reef discipline. Tonnes milled decreased by 17% to 216 000t due to the split of the waste and the reef during the quarter.
The cash operating costs improved by 5% to R252 109/kg mainly due to less volumes and lower summer electricity rates. The higher gold price and grade resulted in an operating profit of R228 million, a 29%
increase compared to the previous quarter.
Hidden Valley (held in Morobe Mining Joint Ventures (MMJV) –
50% of attributable production reflected)
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 456 491 (7)
Grade g/t 1.41 1.40 1
Gold produced kg 642 689 (7)
Cash operating costs R/kg 451 424 379 303 (19)
Operating profit R’000 32 246 26 066 24
Gold production at Hidden Valley for the quarter is 7% lower than the previous quarter at 642kg and silver production increased by 5% to
470  623oz in the December quarter. Lower gold production resulted from reduced mill throughput due to lower plant availability during the quarter, with 7% less tonnes milled at 456 000t.  Silver production increased as a result of higher grades and recovery rates.
A 24% higher operating profit of R32 million was recorded for Hidden
Valley, due to the higher gold price. Cash operating costs increased by
19% to R451 424/kg. Higher cash operating costs can be attributed to the decrease in gold production, the increase in diesel fuel usage for power generation and an increase in consumption of reagents.
The crusher installation, located at the front end of the overland conveyor is progressing and will be commissioned in April 2013, one month later than forecast. After this crusher is commissioned, operating costs are expected to reduce with the removal of higher cost trucking of ore to the mill.
To improve productivity and reduce costs, our focus will specifically be on:
•  improving the mining performance and quality of mining to allow access to higher grade ore
•  implementing an effective overland conveyor haulage solution through the crusher installation which will allow reduced operating costs;

•  presenting higher gold and silver grade Hidden Valley Kaveroi material to the processing plant;

•  improving gold and silver recoveries in the processing plant through stabilised ore feed at current nameplate capacity (approximately
   350 000 tonnes per month) and reducing the cost base post the crusher installation. These challenges, however, will result in Hidden
   Valley’s production being below guidance for the full financial year at approximately 90 000 ounces.
Target 1
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 178 178 –
Grade g/t 6.10 6.02 1
Gold produced kg 1 086 1 071 1
Cash operating costs R/kg 212 656 221 587 4
Operating profit R’000 295 282 218 952 35
Tonnes remained steady at 178  000 tonnes and recovered grade improved quarter on quarter to 6.10g/t, which resulted in a 1% increase in gold production to 1 086kg. Unavailability of trackless equipment up to the last week of November 2012, hampered the tonnage delivery, but this will be resolved in the March 2013 quarter after a new load haul dumper was acquired to assist to increase the output.
Cash operating costs improved by 4% quarter on quarter to
R212 656/kg, mainly due to the lower summer electricity tariffs.
The operating profit of R295  million, representing a 35% increase quarter on quarter, is attributed to the increase in gold price and the lower cash operating costs.
Bambanani
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 42 33 27
Grade g/t 8.50 10.21 (17)
Gold produced kg 357 337 6
Cash operating costs R/kg 332 224 329 674 (1)
Operating profit/(loss) R’000 53 493 40 649 32
Tonnes milled at Bambanani improved by 27% to 42  000t, while recovered grade decreased by 17% quarter-on-quarter to 8.50g/t, due to an increase in stoping width at the mine. As a result of higher volumes, gold production increased by 6% to 357kg of gold when compared to the previous quarter.
Cash operating costs remained steady at R332  224/kg, despite the increase in gold production, due to the increase in labour crews for additional work required. Bambanani started to supply compressed air to Steyn 2 and therefore Bambanani’s power costs are expected to increase proportionately in future.
Bambanani recorded a 32% increase in operating profit from R41 million in the September quarter to R53 million in the December quarter under review, due to the higher gold production.

Results for the second quarter FY13
and six months ended 31 December 2012
Joel
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 154 167 (8)
Grade g/t 5.52 5.39 2
Gold produced kg 850 900 (6)
Cash operating costs R/kg 194 233 189 823 (2)
Operating profit R’000 265 772 212 482 25
Joel’s recovered grade improved by 2% to 5.52g/t, due to higher than expected face grades and its focus on clean mining. Gold production was lower at 850kg due to an 8% decrease in tonnes milled at 154 000t.
Cash operating costs increased by 2% quarter on quarter to R194 233/kg, due to slightly lower gold production. Joel remains the lowest cost producer in the group.
Joel generated an operating profit of R266 million, representing a 25%
increase quarter on quarter.
Unisel
Indicator
Units
December
2012
September
2012
%
variance
Tonnes milled 000 117 116 1
Grade g/t 4.55 3.71 23
Gold produced kg 532 430 24
Cash operating costs R/kg 280 244 338 063 17
Operating profit R’000 109 414 44 450 >100
Unisel had an improved production quarter and resultantly doubled its operating profit to R109 million
A 24% quarter on quarter increase in gold production is attributed to the 23% improvement in recovered grade. Tonnes milled remained steady at 117 000t. Cash operating costs improved by 17% quarter on quarter to R280 244/kg due to increased gold production.
Target 3
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 82 87 (6)
Grade g/t 5.26 4.22 25
Gold produced kg 431 367 17
Cash operating costs R/kg 305 935 359 738 15
Operating profit R’000 75 569 26 776 >100
The recovered grade at Target 3 improved from 4.22g/t to 5.26g/t quarter on quarter, mainly due to the split of reef and waste and an increase in grade at both the B Reef and Basal Reef. Gold production increased by 17% to 431kg, due to the 25% increase in recovered grade.
Cash operating costs improved by 15% from R359  738/kg in the previous quarter to R305 935/kg in the current quarter, due to higher gold production.
An operating profit of R76 million was recorded, more than a 100%
increase quarter on quarter, due to lower operating costs and higher gold production.
Steyn 2
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 13 10 30
Grade g/t 8.92 10.10 (12)
Gold produced kg 116 101 15
Cash operating costs R/kg 300 069 383 436 22
Operating profit/(loss) R’000 21 282 5 568 >100
Steyn 2 also recorded and an increase in its operating profit of more than a 100% at R21 million, as a result of the 15% increase in gold production to 116kg. The increase in gold production is due to the 30%
increase in tonnes milled quarter on quarter, from 10 000t to 13 000t.
Recovery grade decreased 12% to 8.92g/t, due to lower face grade and a lower plant call factor.
Cash operating costs improved by 22% to R300 069/kg, mainly due to the higher gold production as well as a reduction of the power costs
(Steyn 2 is now receiving compressed air from Bambanani shaft).
TOTAL SOUTH AFRICAN SURFACE OPERATIONS
Continuing Operations (excluding Evander surface sources)
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 2 410 2 390 1
Grade g/t 0.34 0.34 –
Gold produced kg 824 821 (6)
Cash operating costs R/kg 299 511 303 430 1
Operating profit R’000 148 898 106 155 40
Recovered grade, tonnes milled and gold production remained steady at the South African continuing surface sources at 0.34g/t, 2 410 000t and
824kg respectively. Surface sources generated a 40% higher operating profit of R149 million due to the increase in the gold price received, whilst cash operating costs remained steady at R299 511/kg.
Kalgold
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 309 390 (21)
Grade g/t 1.06 0.87 22
Gold produced kg 326 340 (4)
Cash operating costs R/kg 291 991 251 459 (16)
Operating profit R’000 61 733 59 762 3
Tonnes milled for the quarter decreased by 21% to 309 000t, due to the unavailability of the C mill as a result of a mill pinion breakdown.
Recovered grade at Kalgold improved notably quarter on quarter by
22% to 1.06g/t, as a result of better grades from the A Zone pit. Gold production was 14kg lower due to the decrease in milled volumes, countering the effect of the improvement in recovered grade.

Phoenix (tailings)
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 1 276 1 286 (1)
Grade g/t 0.163 0.156 4
Gold produced kg 208 201 3
Cash operating costs R/kg 261 135 287 239 9
Operating profit R’000 44 970 25 930 73
Gold production was 3% higher at 208kg due to a 4% improvement in recovered grade at 0.163g/t. Tonnes milled quarter on quarter remained steady at 1 276 000t.
Cash operating costs improved by 9% to R261  135/kg and together with the higher gold production, contributed to a 73% increase in operating profit at R45 million.
Surface dumps (excluding Evander surface sources)
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 825 714 16
Grade g/t 0.35 0.39 (10)
Gold produced kg 290 280 4
Cash operating costs R/kg 335 490 378 161 11
Operating profit R’000 42 195 20 463 >100
Recovered grade decreased quarter on quarter by 10% to 0.35g/t, but was off-set by a 16% increase in tonnes processed, which resulted in a
4% increase in gold production at 290kg.
Operating profit increased to R42 million due to higher gold production and an 11% decrease in cash operating costs of R335 490/kg.
DISCONTINUED OPERATION – EVANDER
Total Evander (Underground and surface)
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 141 159 (11)
Grade g/t 4.70 5.14 (9)
Gold produced kg 663 817 (19)
Cash operating costs R/kg 297 813 259 613 (15)
Operating profit/(loss) R’000 128 724 141 358 (9)
Evander underground
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 91 117 (22)
Grade g/t 6.87 6.48 6
Gold produced kg 625 758 (18)
Cash operating costs R/kg 298 787 268 873 (11)
Operating profit/(loss) R’000 121 084 123 741 (2)
Evander surface sources
Indicator
Units
December
2012
September
2012
%
variance
Tonnes 000 50 42 19
Grade g/t 0.76 1.40 (46)
Gold produced kg 38 59 (36)
Cash operating costs R/kg 281 789 143 220 (97)
Operating profit/(loss) R’000 7 640 17 617 (57)
Underground tonnes at Evander decreased by 22% to 91 000t, while grade improved by 6% to 6.87g/t. Gold production was lower at 625kg, due to less tonnes being processed during the quarter.
Lower gold production resulted in an 11% increase in the cash operating costs to R298 787/kg.

Results for the second quarter FY13
and six months ended 31 December 2012
Development
The main purpose of development is to explore the potential of future mining operations. A development programme is vital to the life of a mine.
The on-reef development grade of a shaft is an indication of the grades that will be mined in future. Important information such as expected geological structures, dip of the orebody and channel width is derived.
Depending on the shaft layout – such as the length of the raise line and spacing – ledging and stoping will take place approximately 18 to 36 months after on-reef development. Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to be profitably mined and to continuously upgrade resources to reserves.
Mineral reserves block grades vs development grades
December 2012 (Quarter 2)
Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Kusasalethu
The quarter on quarter development grade has increased substantially due to very good values intersected in a localised area of well mineralised
Ventersdorp Contact Reef (VCR). In the remainder of the areas being developed the grades reported are also in line with or above the reserve grade.
Doornkop
The development grade is in line with the previous quarter and is as expected for the areas that are being developed on the South Reef.
Good progress is being made with the development of the South Reef at Doornkop.
Phakisa
There was virtually no change in the quarter on quarter development grades. Grades are as expected but will increase as more development takes place towards the higher grade areas towards the north and south of the shaft.
Tshepong
The Basal Reef continues to return good results from the areas in the decline section of the mine. This is very encouraging in terms of the future grade profile of Tshepong. The development grade from the
B Reef project area is still very erratic but very encouraging grades were reported from some of the development raises during the quarter.
Masimong
There was little change in the overall quarter on quarter Basal Reef development grades. However, grades did improve in the south western section of the mine while there was a decrease in the southern part of the mine. The B Reef development grade is lower than expected as some of the development efforts remained in areas of non-deposition of the B Reef.
Target 1 (narrow reef mining)
The raises developed for narrow reef mining on the Dreyerskuil formation continue to return good values, exceeding our expectations.
Bambanani
All development is taking place in the shaft pillar. The overall development grade remains in line with expectations and continues to support the high grade profile of the mine. There was however a drop in the quarterly development grade due to the intersection of a localised lower grade area.
Joel
Development grades increased significantly during this quarter as a result of good values intersected from areas with very well developed and well mineralised Beatrix Reef. These areas will have a significant and positive impact on the future grade profile of the mine.
Unisel
At Unisel, the development grade of the Basal Reef improved further owing to the development of higher grade pillars. There was however a drop off in grade towards the Brand 5 shaft area. The Leader Reef continued to return encouraging development results.
Target 3 (narrow reef mining)
The major focus this quarter was on A Reef development which returned very good results. Limited development took place on the other reefs and the development focus in the March 2013 quarter will shift towards the Basal Reef.
Evander
There was a decrease in the quarter on quarter development grade due to some localised lower grade areas that were intersected in the decline pay shoot area.
* No reef development was done at Steyn 2
during this period, only shaft extraction.

Exploration highlights
International (Papua New Guinea)
Morobe Mining Joint Venture (MMJV) (50% Harmony)
Wafi-Golpu
The joint venture participants continue to engage with the Papua New
Guinea (PNG) government and landowner representatives to ensure alignment on the planned project development and key elements of the next phase of work. Capital costs continue to be reviewed and potential key contractors assessed.
Activities during the quarter were focused on the initial camp construction, exploration drilling (outlined below) and refinement of the technical development plan.
Figure 1: Schematic section of Golpu
Since the Ore Reserve update in August 2012, a total of 11 holes have been drilled to completion into the Golpu porphyry deposit. Data from this drilling upgrades the gold and copper grades in Lift 1, confirms the eastern boundary of Lift 2 and informs an improved understanding of the structure of the deposit.
Significant results received during the December 2012 quarter from holes targeting Lift 1 include:

•  WR423 758 @ 0.67g/t Au, 1.28% Cu from 333m including
    251m @ 1.34g/t Au, 2.59% Cu from 840m
•  WR440 286m @ 0.53g/t Au, 1.22% Cu from 474m including
   134m @ 1.06g/t Au, 2.41% Cu from 624m
This data increases the relative volume of higher grade mineralisation in
Lift 1, raising the margin per tonne of that mining block relative to the pre-feasibility study (PFS) estimates.
Significant results received during the quarter from holes targeted below Lift 1 include:

•  WR429W_3658m @ 0.86g/t Au, 1.09% Cu from 1,240m including
   246m @ 1.68g/t Au, 1.97% Cu from 1,398m
This data confirms the eastern margin of the deposit within Lift 2 and the continuation of the high grade mineralisation below Lift 2.
Hidden Valley district exploration
In the Morobe Exploration JV, discovery exploration continued at
Kerimengie and commenced at Mt Tonn and Garawaria. Kerimengie is located near Hidden Valley mine in the Wau district and is a small historical gold deposit.
Significant results at Kerimengie include:

•  QD148 66m @ 0.7g/t Au, 1.9g/t Ag from 22m
•  QD150 267m @ 1.0g/t Au, 7.2g/t Ag from 5m
•  QD151^ 219m @ 1.0g/t Au from 0m
^ preliminary result reported
Follow up drilling is planned at Kerimengie.
Regionally, drilling at the Garawaria prospect 60 kilometres southeast of Hidden Valley has commenced testing the epithermal gold target identified through surface sampling. Drilling also commenced at Mt.
Tonn located in the Wafi Transfer Zone targeting Golpu style porphyry mineralisation. Assay results from both programs are pending.

Results for the second quarter FY13
and six months ended 31 December 2012
PNG exploration (Harmony 100%)
Figure 2: Harmony’s exploration tenements
Mt Hagen Project (EL1611 & EL1596)
At Mt Hagen, exploration work focused on review and target
development of the Penamb and Penamb NE area of the Kuringa
Intrusive Complex.
In addition initial field reconnaissance was commenced at the Maramp prospect located approximately 23km east of Kurunga.
Penamb Prospect (EL1596)
Drilling at Penamb prospect comprised 894.5m in 2 holes
(PNDD006 – 007).
Au from 717m and has doubled the strike of the zone of 0.1% Cu mineralization to 800m. This zone of low grade copper mineralization remains open along strike and at depth, but drilling to date would suggest that the possibility of an economic Cu-Au orebody within 800m of the surface is unlikely.
PNDD007 was drilled as a scissor hole to test below mapped sericite-
pyrite alteration that covers the northern margin of the prospect.
Assays remain pending but the geology and mineralisation recorded in the logging appears to correlate with the current modeled zone of
0.1% copper.
Penamb East Prospect (EL1611)
Drilling at the Penamb East prospect comprised 3 holes/1  440m
(PNDD008-010) and was designed to test a surface gold anomaly
(+100  ppb Au) extending northeast from Penamb prospect over approximately 2km. Core processing was in progress at quarter end and assays have not yet been received.
Geology encountered in the drilling was similar to that at Kurunga, and comprised andesites and bedded sediments of the Kana Volcanics with various intrusive units including feldspar–quartz-hornblende porphyry, coarse feldspar porphyry, and hornblende diorite.
Epithermal mineralisation was evident in holes PNDD008 and PNDD009 as several zones of quartz-carbonate base metal veins, although these stockwork zones were narrow and weakly developed. PNDD010 failed to intersect epithermal mineralisation.
Southern Highlands project (EL1786)
Surface sampling and mapping continued during the quarter with
394  soil samples and 54 rock chip samples collected. Initial results for the survey indicate predominantly low tenor for copper and gold.
However, the over-thrust Dari Limestone contains distinct Au-Pb-Zn anomalism with variable gold assays to 1.2 g/t Au associated with iron rich skarn.
A plan for first pass drilling comprising 7 holes/4000m was finalised for the Lake Kopiago prospect. This drilling has been designed predominantly to outline broad sections over 800m apart to identify large scale alteration and mineralisation vectors below cover. The drilling will also test critical lithological contacts and the Au-base metal skarns identified from the mapping.

Harmony Gold Mining Company Limited
(“Harmony” or “Company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code:HMY
ISIN: ZAE000015228
Q2 FY13
Results for the
second quarter FY13
and six months ended
31 December 2012
(Rand/US$)

Results for the second quarter FY13
and six months ended 31 December 2012
Operating results
(Rand/Metric) (US$/Imperial)
South Africa
Hidden
Valley
Total
Continuing
Operations
Harmony
Total
Underground production
Surface production
Other
Total
South
Africa
Discontinued Operations
Three
months
Ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface                                                                       Evander
Evander
Surface
Ore milled
– t’000
Dec-12
138
272
128
254
216
178
42
154
117
82
13
1 594
1 276
825
309
2 410
–
4 004
456
4 460
91
50
4 601
Sep-12 328 245 142 313 261 178 33 167 116 87 10 1 880 1 286 714 390 2 390 – 4 270 491 4 761 117 42 4 920
Gold produced
– kg
Dec-12
402
1 004
688
1 151
991
1 086
357
850
532
431
116
7 608
208
290
326
824
–
8 432
642
9 074
625
38
9 737
Sep-12 1 601 871 679 1 159 987 1 071 337 900 430 367 101 8 503 201 280 340 821 – 9 324 689 10 013 758 59 10 830
Gold produced
– oz
Dec-12
12 925
32 279
22 120
37 005
31 861
34 916
11 478
27 328
17 104
13 857
3 729
244 602
6 687
9 323
10 481
26 491
–
271 093
20 641
291 734
20 094
1 222
313 050
Sep-12 51 473 28 003 21 830 37 263 31 733 34 433 10 835 28 936 13 825 11 799 3 247 273 377 6 462 9 002 10 931 26 395 – 299 772 22 152 321 924 24 370 1 897 348 191
Yield                   – g/tonne
Dec-12
2.91
3.69
5.38
4.53
4.59
6.10
8.50
5.52
4.55
5.26
8.92
4.77
0.16
0.35
1.06
0.34
–
2.11
1.41
2.03
6.87
0.76
2.12
Sep-12 4.88 3.56 4.78 3.70 3.78 6.02 10.21 5.39 3.71 4.22 10.10 4.52 0.16 0.39 0.87 0.34 – 2.18 1.40 2.10 6.48 1.40 2.20
Cash operating
costs
– R/kg
Dec-12
857 928
269 449
338 233
309 081
252 109
212 656
332 224
194 233
280 244
305 935
300 069
300 225
261 135
335 490
291 991
299 511
–
300 155
451 424
310 858
298 787
281 789
309 969
Sep-12 282 606 294 156 367 785 329 079 265 698 221 587 329 674 189 823 338 063 359 738 383 436 286 654 287 239 378 161 251 459 303 430 – 288 131 379 303 294 404 268 673 143 220 291 780
Cash operating
costs
– $/oz
Dec-12
3 078
967
1 214
1 109
905
763
1 192
697
1 006
1 098
1 077
1 077
937
1 204
1 048
1 075
–
1 077
1 620
1 115
1 072
1 011
1 112
Sep-12 1 066 1 109 1 387 1 241 1 002 836 1 243 716 1 275 1 357 1 446 1 081 1 083 1 426 948 1 144 – 1 087 1 430 1 110 1 013 540 1 100
Cash operating
costs
– R/tonne
Dec-12
2 499
995
1 818
1 401
1 157
1 297
2 824
1 072
1 274
1 608
2 678
1 433
43
118
308
102
–
632
636
632
2 052
214
656
Sep-12 1 379 1 046 1 759 1 219 1 005 1 333 3 367 1 023 1 253 1 518 3 873 1 296 45 148 219 104 – 629 532 619 1 741 201 642
Gold sold
– kg
Dec-12
597
1 070
707
1 184
1 019
1 118
367
933
547
444
119
8 105
211
291
317
819
–
8 924
690
9 614
607
38
10 259
Sep-12 1 545 848 678 1 158 986 1 008 337 856 430 345 101 8 292 179 269 316 764 – 9 056 648 9 704 714 59 10 477
Gold sold
– oz
Dec-12
19 194
34 401
22 731
38 066
32 762
35 944
11 799
29 997
17 586
14 275
3 826
260 581
6 784
9 356
10 192
26 332
–
286 913
22 184
309 097
19 515
1 222
329 834
Sep-12 49 673 27 264 21 798 37 231 31 701 32 408 10 835 27 521 13 825 11 092 3 247 266 595 5 755 8 648 10 160 24 563 – 291 158 20 834 311 992 22 956 1 897 336 845
Revenue
(R’000)
Dec-12
292 482
511 124
339 811
567 915
488 974
536 138
175 758
446 403
262 752
213 106
57 136
3 891 599
101 280
139 392
151 485
392 157
–
4 283 756
329 052
4 612 808
291 891
18 348
4 923 047
Sep-12 683 540 374 477 298 387 509 194 435 594 442 824 149 441 374 867 190 189 151 293 44 331 3 654 137 78 855 118 204 140 117 337 176 – 3 991 313 286 867 4 278 180 315 346 26 067 4 619 593
Cash operating
costs
(R’000)
Dec-12
344 887
270 527
232 704
355 752
249 840
230 944
118 604
165 098
149 090
131 858
34 808
2 284 112
54 316
97 292
95 189
246 797
–
2 530 909
289 814
2 820 723
186 742
10 708
3 018 173
Sep-12 452 453 256 210 249 726 381 403 262 244 237 320 111 100 170 841 145 367 132 024 38 727 2 437 415 57 735 105 885 85 496 249 116 – 2 686 531 261 340 2 947 871 203 654 8 450 3 159 975
Inventory
movement
(R’000)
Dec-12
61 045
22 803
7 532
12 994
11 005
9 912
3 661
15 533
4 248
5 679
1 046
155 458
1 994
(95)
(5 437)
(3 538)
–
151 920
6 992
158 912
(15 935)
–
142 977
Sep-12 (18 874) (7 293) 861 1 240 (4 056) (13 448) (2 308) (8 456) 372 (7 507) 36 (59 433) (4 810) (8 144) (5 141) (18 095) – (77 528) (539) (78 067) (12 049) – (90 116)
Operating costs
(R’000)
Dec-12
405 932
293 330
240 236
368 746
260 845
240 856
122 265
180 631
153 338
137 537
35 854
2 439 570
56 310
97 197
89 752
243 259
–
2 682 829
296 806
2 979 635
170 807
10 708
3 161 150
Sep-12 433 579 248 917 250 587 382 643 258 188 223 872 108 792 162 385 145 739 124 517 38 763 2 377 982 52 925 97 741 80 355 231 021 – 2 609 003 260 801 2 869 804 191 605 8 450 3 069 859
Operating
profit/(loss)
(R’000)
Dec-12
(113 450)
217 794
99 575
199 169
228 129
295 282
53 493
265 772
109 414
75 569
21 282
1 452 029
44 970
42 195
61 733
148 898
–
1 600 927
32 246
1 633 173
121 084
7 640
1 761 897
Sep-12 249 961 125 560 47 800 126 551 177 406 218 952 40 649 212 482 44 450 26 776 5 568 1 276 155 25 930 20 463 59 762 106 155 – 1 382 310 26 066 1 408 376 123 741 17 617 1 549 734
Operating
profit/(loss)
($’000)
Dec-12
(13 087)
25 126
11 487
22 976
26 317
34 065
6 171
30 660
12 623
8 719
2 454
167 511
5 188
4 867
7 123
17 178
–
184 689
3 720
188 409
13 968
882
203 259
Sep-12 30 305 15 223 5 796 15 344 21 509 26 546 4 929 25 762 5 388 3 246 676 154 724 3 144 2 482 7 245 12 871 – 167 595 3 160 170 755 15 002 2 135 187 892
Capital
expenditure
(R’000)
Dec-12
100 148
73 320
80 095
73 376
44 158
101 454
36 811
40 663
19 924
40 044
1 224
611 217
56 381
4 754
26 127
87 262
19 845
718 324
148 371
866 695
55 342
–
922 037
Sep-12 116 450 77 688 77 645 75 254 36 268 86 400 31 261 38 105 15 565 28 320 838 583 794 67 869 5 765 12 548 86 182 6 699 676 675 87 153 763 828 53 489 – 817 317
Capital
expenditure
($’000)
Dec-12
11 553
8 458
9 240
8 465
5 094
11 704
4 247
4 691
2 298
4 620
141
70 511
6 504
548
3 014
10 066
2 289
82 866
17 117
99 983
6 384
–
106 367
Sep-12 14 119 9 419 9 414 9 124 4 397 10 475 3 790 4 620 1 887 3 434 102 70 781 8 229 699 1 521 10 449 812 82 042 10 567 92 609 6 485 – 99 094

Results for the second quarter FY13
and six months ended 31 December 2012
CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)
Figures in million
Note
Quarter ended
Six months ended
Year ended
31 December
2012
(Unaudited)
30 September
2012
(Unaudited)
31 December¹
2011
(Unaudited)
31 December
2012
31 December¹
2011
30 June
2012
(Audited)
Continuing operations
Revenue 4 613 4 278 4 439 8 891 8 013 15 169
Cost of sales 2 (3 524) (3 490) (3 116) (7 014) (6 091) (12 137)
Production costs (2 980) (2 870) (2 558) (5 850) (4 998) (9 911)
Amortisation and depreciation (501) (481) (497) (982) (942) (1 921)
Other items (43) (139) (61) (182) (151) (305)
Gross profit
1 089
788
1 323
1 877
1 922
3 032
Corporate, administration and other
expenditure
(111) (106) (85) (217) (165) (352)
Social investment expenditure (25) (20) (14) (45) (28) (72)
Exploration expenditure (160) (136) (99) (296) (195) (500)
Profit on sale of property, plant
and equipment
4 69 55 2 124 29 63
Other (expenses)/income – net (47) 3 11 (44) 28 (50)
Operating profit
815
584
1 138
1 399
1 591
2 121
Reversal of impairment of investment
in associate
– – 2 – 50 56
Impairment of investments 5 – (48) – (48) – (144)
Net gain on financial instruments 92 74 61 166 38 86
Investment income 38 33 22 71 38 97
Finance cost (75) (58) (80) (133) (150) (286)
Profit before taxation
870
585
1 143
1 455
1 567
1 930
Taxation 6 (221) (152) (256) (373) (313) 123
Normal taxation (115) (111) (60) (226) (100) (199)
Deferred taxation (106) (41) (196) (147) (213) 322
Net profit from continuing operations
649
433
887
1 082
1 254
2 053
Discontinued operations
Profit from discontinued operations 7 82 89 159 171 270 592
Net profit for the period
731
522
1 046
1 253
1 524
2 645
Attributable to:
Owners of the parent 731 522 1 046 1 253 1 524 2 645
Earnings per ordinary share (cents)
8
Earnings from continuing operations 150 100 206 250 291 477
Earnings from discontinued operations 19 21 37 40 63 137
Total earnings
169
121
243
290
354
614
Diluted earnings per ordinary share
(cents)
8
Earnings from continuing operations 150 100 205 250 290 476
Earnings from discontinued operations 19 21 37 40 63 136
Total diluted earnings
169
121
242
290
353
612
¹ The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 7 in this regard.
The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Mr Herman Perry, supervised by the financial director, Mr Frank Abbott. They have been approved by the Board of Harmony Gold Mining Company Limited. The condensed consolidated financial statements for the six months ended 31 December 2012 were reviewed by the group’s external auditors, PricewaterhouseCoopers
Incorporated (see note 16).
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)
Figures in million
Note
Quarter ended
Six months ended
Year ended
31 December
2012
(Unaudited)
30 September
2012
(Unaudited)
31 December
2011
(Unaudited)
31 December
2012
31 December
2011
30 June
2012
(Audited)
Net profit for the period 731 522 1 046 1 253 1 524 2 645
Other comprehensive income for the
period, net of income tax
197 26 179 223 1 134 1 587
Foreign exchange translation 174 26 212 200 1 136 1 485
Gain/(loss) on fair value movement
of available-for-sale investments
5 23 – (33) 23 (2) (42)
Impairment of available-for-sale
investments recognised in profit or loss
5 – – – – – 144
Total comprehensive income for
the period
928
548
1 225
1 476
2 658
4 232
Attributable to:
Owners of the parent 928 548 1 225 1 476 2 658 4 232
The accompanying notes are an integral part of these condensed consolidated financial statements.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.

Results for the second quarter FY13
and six months ended 31 December 2012
CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)
Figures in million
Note
At
31 December
2012
At
30 September
2012
(Unaudited)
At
30 June
2012
(Audited)
At
31 December
2011
ASSETS
Non-current assets
Property, plant and equipment
34 028 33 334 32 853 32 830
Intangible assets 2 192 2 194 2 196 2 185
Restricted cash 37 36 36 31
Restricted investments 2 020 1 919 1 842 1 929
Deferred tax assets 554 523 486 1 179
Investments in financial assets 9 159 98 146 183
Inventories 57 58 58 169
Trade and other receivables 13 20 28 28
Total non-current assets
39 060
38 182
37 645
38 534
Current assets
Inventories
1 085 1 185 996 990
Trade and other receivables 1 292 1 165 1 245 1 131
Income and mining taxes – 8 118 194
Cash and cash equivalents 2 511 2 266 1 773 1 205
4 888 4 624 4 132 3 520
Assets of disposal groups classified as held for sale 7 1 822 1 658 1 423 315
Total current assets
6 710
6 282
5 555
3 835
Total assets
45 770
44 464
43 200
42 369
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 331 28 331 28 331 28 326
Other reserves 2 797 2 515 2 444 1 945
Retained earnings 4 342 3 611 3 307 2 359
Total equity
35 470
34 457
34 082
32 630
Non-current liabilities
Deferred tax liabilities
3 270 3 166 3 106 4 452
Provision for environmental rehabilitation 1 912 1 895 1 865 2 092
Retirement benefit obligation 184 181 177 174
Other provisions 40 87 30 3
Borrowings 10 2 072 1 840 1 503 991
Total non-current liabilities
7 478
7 169
6 681
7 712
Current liabilities
Borrowings
10 301 306 313 323
Income and mining taxes 16 110 1 3
Trade and other payables 2 050 1 982 1 747 1 684
2 367 2 398 2 061 2 010
Liabilities of disposal groups classified as held for sale 7 455 440 376 17
Total current liabilities
2 822
2 838
2 437
2 027
Total equity and liabilities
45 770
44 464
43 200
42 369
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the six months ended 31 December 2012
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2012 28 331 2 444 3 307 34 082
Share-based payments – 130 – 130
Net profit for the period – – 1 253 1 253
Other comprehensive income for the period – 223 – 223
Dividends paid ¹ – – (218) (218)
Balance – 31 December 2012
28 331
2 797
4 342
35 470
Balance – 30 June 2011 28 305 762 1 093 30 160
Issue of shares 21 – – 21
Share-based payments – 49 – 49
Net profit for the period – – 1 524 1 524
Other comprehensive income for the period – 1 134 – 1 134
Dividends paid ² – – (258) (258)
Balance – 31 December 2011
28 326
1 945
2 359
32 630
1. Dividend of 50 SA cents declared on 13 August 2012.
2. Dividend of 60 SA cents declared on 12 August 2011.
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the second quarter FY13
and six months ended 31 December 2012
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)
Figures in million
Quarter ended
Six months ended
Year ended
31 December
2012
(Unaudited)
30 September
2012
(Unaudited)
31 December
2011
(Unaudited)
31 December
2012
31 December
2011
30 June
2012
(Audited)
Cash flow from operating activities
Cash generated by operations
1 392 1 337 1 566 2 729 2 658 4 551
Interest and dividends received 30 26 12 56 28 80
Interest paid (29) (29) (36) (58) (77) (141)
Income and mining taxes (paid)/refunded (221) 108 (149) (113) (149) (277)
Cash generated by operating activities
1 172
1 442
1 393
2 614
2 460
4 213
Cash flow from investing activities
Restricted cash transferred to disposal group
(90) (162) – (252) – –
Proceeds on disposal of investment in associate – – – – – 222
Proceeds on disposal of Evander 6 and Twistdraai – – – – – 125
Proceeds on disposal of Merriespruit South 61 – – 61 – –
Other investing activities (45) – 3 (45) 3 (85)
Net additions to property, plant and equipment (1 047) (893) (779) (1 940) (1 447) (3 140)
Cash utilised by investing activities
(1 121)
(1 055)
(776)
(2 176)
(1 444)
(2 878)
Cash flow from financing activities
Borrowings raised
348 330 – 678 799 1 443
Borrowings repaid (164) (9) (718) (173) (1 070) (1 248)
Ordinary shares issued – net of expenses – – 11 – 20 26
Dividends paid – (218) – (218) (258) (431)
Cash generated/(utilised) by financing
activities
184
103
(707)
287
(509)
(210)
Foreign currency translation adjustments
10
3
(30)
13
5
(45)
Net increase in cash and cash equivalents 245 493 (120) 738 512 1 080
Cash and cash equivalents – beginning of period 2 266 1 773 1 325 1 773 693 693
Cash and cash equivalents – end of period
2 511
2 266
1 205
2 511
1 205
1 773
The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 31 December 2012 (Rand)
1.        Accounting policies
Basis of accounting
The condensed consolidated financial statements for the six months ended 31 December 2012 have been prepared in accordance with IAS 34,
Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2012, which have been prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International
Accounting Standards Board.
2.
Cost of sales
Figures in million
Quarter ended
Six months ended
Year ended
31 December
2012
(Unaudited)
30 September
2012
(Unaudited)
31 December¹
2011
(Unaudited)
31 December
2012
31 December¹
2011
30 June
2012
(Audited)
Production costs – excluding royalty 2 912 2 814 2 513 5 726 4 922 9 791
Royalty expense 68 56 45 124 76 120
Amortisation and depreciation 501 481 497 982 942 1 921
Reversal of impairment of assets – – – – – (60)
Rehabilitation (credit)/expenditure (1) 7 1 6 7 (17)
Care and maintenance cost of
restructured shafts
16 20 20 36 49 88
Employment termination and
restructuring costs
– 7 17 7 51 81
Share-based payments² 21 105 23 126 44 87
Other 7 – – 7 – 126
Total cost of sales
3 524
3 490
3 116
7 014
6 091
12 137
1. The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 7 in this regard.
2. Refer to note 3 for details.
3.        Share-based payments
This includes the cost relating to the new Employee Share Ownership Plan (ESOP) awards that were granted in August 2012. In terms of the
ESOP rules, all employees other than management were awarded a minimum of 100 Scheme Shares and 200 Share Appreciation Rights (SARs),
with employees with service longer than 10 years receiving an additional 10%. Both the Entitlement Shares and SARs vest in five equal portions on each anniversary of the award. In addition these employees qualify for an additional cash bonus under the SARs in the event that the share price growth is less than R18 per share. The effect of the bonus puts the employees in the position they would have been in had the share price increased by R18 per share since issue date.
Harmony issued 3.5 million shares to the Tlhakanelo Share Trust on 31 August 2012. In addition, 6 817 880 SARs were issued. In terms of  IFRS  2, Share-based Payment, the SARs includes an equity-settled portion as well as a cash-settled portion related to the cash bonus.
The cash-settled portion has been recognised in the balance sheet, the fair value of which will be re-measured at each reporting date. At the annual general meeting on 28 November 2012, the shareholders authorised the acceleration of the vesting from August to March each year.
4.
Profit on sale of property, plant and equipment
During December 2012, the transaction for the sale of the Merriespruit South mining right to Witwatersrand Consolidated Gold Resources
Limited (Wits Gold) was completed, resulting in a profit of R60 million.
5.
Impairment of investments
As at 30 June 2012, management impaired the investment in Wits Gold. A decline in the fair value of the investment on the JSE during the
September 2012 quarter was recorded in the income statement. The increase in the value of the investment during the December 2012 quarter has been recognised in the fair value reserve.
6.        Taxation
The Supreme Court of Appeal’s decision on Freegold’s appeal regarding the South African Revenue Service’s (SARS) application of mining tax ringfencing was received on 1 October 2012 and the Court found in favour of SARS. This resulted in additional normal taxes of R94 million offset by deferred tax credits of R154 million being recognised in the June 2012 quarter as an adjusting event. Unredeemed capital deductions are not allowed against non-mining income. However these deductions will be allowable against future mining income.

Results for the second quarter FY13
and six months ended 31 December 2012
7.
Disposal groups classified as held for sale and discontinued operations
Evander Gold Mines Limited
The assets and liabilities of Evander Gold Mines Limited (Evander), a wholly-owned subsidiary of Harmony Gold Mining Company Limited
(Harmony), have been classified as held for sale following signing of a sale of shares and claims agreement on 30 January 2012. On 30 May 2012,
Harmony announced the signing of a new sale of shares and claims agreement with Pan African Resources plc (Pan African).The disposal will be for an aggregate purchase consideration of R1.5 billion, less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.
Certain regulatory approvals were still outstanding at the reporting date.
The operation also meets the requirements to be classified as a discontinued operation. The comparative figures in the income statement have been re-presented as a result.
8.
Earnings and net asset value per share
Quarter ended
Six months ended
Year ended
31 December
2012
(Unaudited)
30 September
2012
(Unaudited)
31 December¹
2011
(Unaudited)
31 December
2012
31 December¹
2011
30 June
2012
(Audited)
Weighted average number of shares (million) 431.6 431.5 430.5 431.6 430.2 430.8
Weighted average number of diluted
shares (million)
432.6 432.3 432.3 432.6 431.9 432.0
Total earnings per share (cents):
Basic earnings
169 121 243 290 354 614
Diluted earnings 169 121 242 290 353 612
Headline earnings 158 123 242 281 337 565
– from continuing operations 139 102 205 241 275 465
– from discontinued operations 19 21 37 40 62 100
Diluted headline earnings 157 123 241 280 336 563
– from continuing operations 138 102 204 240 274 463
– from discontinued operations 19 21 37 40 62 100
Figures in million
Reconciliation of headline earnings:
Continuing operations
Net profit/(loss) 649 433 887 1 082 1 254 2 053
Adjusted for:
Reversal of impairment of investment
in associate*
– – (2) – (50) (56)
Impairment of investments* – 48 – 48 – 144
Reversal of impairment of assets – – – – – (60)
Taxation effect on reversal of impairment
of assets
– – – – – (34)
Profit on sale of property, plant
and equipment
(69) (55) (2) (124) (29) (63)
Taxation effect of profit on sale of property,
plant and equipment
18 14 – 32 8 16
Headline earnings/(loss)
598
440
883
1 038
1 183
2 000
Discontinued operations
Net profit 82 89 159 171 270 592
Adjusted for:
Profit on sale of property, plant and
equipment
– – (1) – (1) (232)
Taxation effect of profit on sale of property,
plant and equipment
– – – – – 72
Headline earnings
82
89
158
171
269
432
Total headline earnings
680
529
1 041
1 209
1 452
2 432
¹
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 7 in this regard.
*
There is no taxation effect on these items.

Net asset value per share
At
31 December
2012
At
30 September
2012
(Unaudited)
At
30 June
2012
(Audited)
At
31 December
2011
Number of shares in issue 435 257 691 435 064 236 431 564 236 431 312 677
Net asset value per share (cents) 8 150 7 920 7 897 7 565
9.
Investments in financial assets
During the December 2012 quarter, an additional 3.9% interest in Rand Refinery was purchased for R39 million. The investment is classified as an available-for-sale investment and subsequent changes in fair value will be recorded in reserves.
10.      Borrowings
The Nedbank revolving credit facility of R850 million is available until December 2013.
The balance on the Nedbank term facilities at 31 December 2012 is R610 million, following a payment of R153 million at the end of
December 2012.
Two draw downs of US$40 million each (R330 million and R348 million) were made from the US$300 million syndicated revolving credit facility during the September and December 2012 quarters, respectively. This takes the outstanding amount to US$210 million. The facility is repayable by September 2015.
11.      Commitments and contingencies
Figures in million
At
31 December
2012
At
30 September
2012
(Unaudited)
At
30 June
2012
(Audited)
At
31 December
2011
Capital expenditure commitments:
Contracts for capital expenditure
576 510 519 291
Authorised by the directors but not contracted for 1 572 2 263 2 257 3 373
2 148
2 773
2 776
3 664
This expenditure will be financed from existing resources and, where appropriate, borrowings.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the financial year ended 30 June 2012, available on the group’s website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2012, with the exception of the items discussed below.
Following management’s decision to keep Kusasalethu closed after the Christmas break and to commence with a process in terms of
Section 189A of the Labour Relations Act, 66 of 1995, there is a possibility that the mine may be closed and placed on care and maintenance, which would result in retrenchments. Management estimated that the costs of the retrenchment would be approximately R325 million. At the date of reporting, management and employees representatives were engaged in discussions facilitated by the Commission of Conciliation,
Mediation and Arbitration (CCMA).
12.     Subsequent events
(a)       On 1 February 2013, the Board approved an interim divided of 50 SA cents, amounting to approximately R218 million, payable on
11 March 2013.
(b) Kusasalethu has been temporarily closed. Refer to note 11 for further discussion.
13.      Segment report
The segment report follows on the page 25.

Results for the second quarter FY13
and six months ended 31 December 2012
14.   Reconciliation of segment information to consolidated income statements
Figures in million
Six months ended
31 December
2012
(Unaudited)
31 December¹
2011
(Unaudited)
The “Reconciliation of segment information to consolidated income statements” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:
Reconciliation of production profit to gross profit
Total segment revenue
9 542 8 749
Total segment production costs (6 231) (5 366)
Production profit per segment report 3 311 3 383
Discontinued operations (270) (368)
Production profit from continuing operations 3 041 3 015
Cost of sales items, other than production costs and royalty expense (1 164) (1 093)
Gross profit as per income statements*
1 877
1 922
¹
The comparative figures are re-presented due to Evander being reclassified as a discontinued operation. See note 7 in this regard.
*
The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.
15.    Related parties
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group. During the September 2012 quarter, Harmony shares were purchased by certain directors as set out below:
Graham Briggs 14 347 shares
Frank Abbott 73 900 shares
Ken Dicks 12 500 shares
16.    Review report
The condensed consolidated financial statements for the six months ended 31 December 2012 on pages 16 to 25 have been reviewed in accordance with International Standards on Review Engagements 2410 – “Review of interim financial information performed by the
Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review report is available for inspection at the company’s registered office.

Segment report (Rand/Metric)
for the six months ended 31 December 2012
Revenue
Production cost
Production profit/(loss)
Capital expenditure #
Kilograms produced*
Tonnes milled *
31 December
31 December
31 December
31 December
31 December
31 December
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Kusasalethu 976 1 099 840 660 136 439 217 211 2 003 2 822 466 587
Doornkop 886 746 542 448 344 298 151 139 1 875 1 763 517 509
Phakisa 638 501 491 389 147 112 158 149 1 367 1 184 270 239
Tshepong 1 077 1 164 751 631 326 533 149 135 2 310 2 738 567 593
Masimong 925 715 519 438 406 277 80 122 1 978 1 690 477 464
Target 1 979 822 465 422 514 400 188 128 2 157 1 960 356 418
Bambanani 426 322 306 365 120 (43) 70 143 911 825 98 132
Joel 821 612 343 299 478 313 79 28 1 750 1 418 321 297
Unisel 453 343 299 251 154 92 35 34 962 802 233 192
Target 3 364 225 262 213 102 12 68 36 798 537 169 154
Surface
All other surface operations
730 744 474 466 256 278 200 62 1 645 1 767 4 800 4 619
Total South Africa
8 275
7 293
5 292
4 582
2 983
2 711
1 395
1 187
17 756
17 506
8 274
8 204
International
Hidden Valley 616 720 558 416 58 304 236 93 1 331 1 608 947 889
Total international
616
720
558
416
58
304
236
93
1 331
1 608
947
889
Total continuing operations
8 891
8 013
5 850
4 998
3 041
3 015
1 631
1 280
19 087
19 114
9 221
9 093
Discontinued operations
Evander 651 736 381 368 270 368 109 88 1 480 1 811 300 319
Total discontinued operations
651
736
381
368
270
368
109
88
1 480
1 811
300
319
Total operations
9 542
8 749
6 231
5 366
3 311
3 383
1 740
1 368
20 567
20 925
9 521
9 412
Reconciliation of the segment
information to the consolidated
income statement (refer to note 14)
(651) (736) (381) (368)
8 891
8 013
5 850
4 998
* Production statistics are unaudited.
#
Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R255 million (2011: R114 million).

Results for the second quarter FY13
and six months ended 31 December 2012
Operating results
(US$/Imperial)
South Africa
Hidden
Valley
Total
Continuing
Operations
Harmony
Total
Underground production
Surface production
Other
Total
South
Africa
Discontinued Operations
Three
months
Ended
Kusasa-
lethu
Doornkop
Phakisa
Tshepong
Masimong
Target 1
Bamba-
nani
Joel
Unisel
Target 3
Steyn 2
Total
Under-
ground
Phoenix
Dumps
Kalgold
Total
Surface                                                                      Evander
Evander
Surface
Ore milled
– t’000
Dec-12
152
300
141
280
238
196
46
170
129
90
14
1 756
1 407
910
341
2 658
–
4 414
503
4 917
100
55
5 072
Sep-12 362 270 157 345 288 196 36 184 128 96 11 2 073 1 418 788 430 2 636 – 4 709 541 5 250 129 46 5 425
Gold produced
– oz
Dec-12
12 925
32 279
22 120
37 005
31 861
34 916
11 478
27 328
17 104
13 857
3 729
244 602
6 687
9 323
10 481
26 491
–
271 093
20 641
291 734
20 094
1 222
313 050
Sep-12 51 473 28 003 21 830 37 263 31 733 34 433 10 835 28 936 13 825 11 799 3 247 273 377 6 462 9 002 10 931 26 395 – 299 772 22 152 321 924 24 370 1 897 348 191
Yield                 –
oz/t
Dec-12
0.085
0.108
0.157
0.132
0.134
0.178
0.250
0.161
0.133
0.154
0.266
0.139
0.005
0.010
0.031
0.010
–
0.061
0.041
0.059
0.201
0.022
0.062
Sep-12 0.142 0.104 0.139 0.108 0.110 0.176 0.301 0.157 0.108 0.123 0.295 0.132 0.005 0.011 0.025 0.010 – 0.064 0.041 0.061 0.189 0.041 0.064
Cash operating
costs
– $/oz
Dec-12
3 078
967
1 214
1 109
905
763
1 192
697
1 006
1 098
1 077
1 077
937
1 204
1 048
1 075
–
1 077
1 620
1 115
1 072
1 011
1 112
Sep-12 1 066 1 109 1 387 1 241 1 002 836 1 243 716 1 275 1 357 1 446 1 081 1 083 1 426 948 1 144 – 1 087 1 430 1 110 1 013 540 1 100
Cash operating
costs
– $/t
Dec-12
262
104
190
147
121
136
297
112
133
169
287
150
4
12
32
11
–
66
66
66
215
22
69
Sep-12 152 115 193 134 110 147 374 113 138 167 427 143 5 16 24 11 – 69 59 68 191 22 71
Gold sold
– oz
Dec-12
19 194
34 401
22 731
38 066
32 762
35 944
11 799
29 997
17 586
14 275
3 826
260 581
6 784
9 356
10 192
26 332
–
286 913
22 184
309 097
19 515
1 222
329 834
Sep-12 49 673 27 264 21 798 37 231 31 701 32 408 10 835 27 521 13 825 11 092 3 247 266 595 5 755 8 648 10 160 24 563 – 291 158 20 834 311 992 22 956 1 897 336 845
Revenue
($’000)
Dec-12
33 742
58 965
39 202
65 516
56 409
61 850
20 276
51 498
30 312
24 585
6 591
448 946
11 684
16 080
17 476
45 240
–
494 186
37 960
532 146
33 673
2 117
567 936
Sep-12 82 874 45 403 36 177 61 736 52 813 53 689 18 119 45 450 23 059 18 343 5 375 443 038 9 561 14 332 16 988 40 881 – 483 919 34 781 518 700 38 233 3 160 560 093
Cash operating
costs
($’000)
Dec-12
39 787
31 208
26 846
41 041
28 822
26 642
13 683
19 046
17 199
15 211
4 016
263 501
6 266
11 224
10 980
28 470
–
291 971
33 433
325 404
21 543
1 235
348 182
Sep-12 54 857 31 064 30 277 46 242 31 796 28 773 13 470 20 713 17 626 16 007 4 695 295 520 7 000 12 837 10 366 30 203 – 325 723 31 686 357 409 24 692 1 025 383 126
Inventory
movement
($’000)
Dec-12
7 042
2 631
869
1 499
1 270
1 143
422
1 792
490
655
121
17 934
230
(11)
(627)
(408)
–
17 526
807
18 333
(1 838)
–
16 495
Sep-12 (2 288) (884) 104 150 (492) (1 630) (280) (1 025) 45 (910) 4 (7 206) (583) (987) (623) (2 193) – (9 399) (65) (9 464) (1 461) – (10 925)
Operating costs
($’000)
Dec-12
46 829
33 839
27 715
42 540
30 092
27 785
14 105
20 838
17 689
15 866
4 137
281 435
6 496
11 213
10 353
28 062
–
309 497
34 240
343 737
19 705
1 235
364 677
Sep-12 52 569 30 180 30 381 46 392 31 304 27 143 13 190 19 688 17 671 15 097 4 699 288 314 6 417 11 850 9 743 28 010 – 316 324 31 621 347 945 23 231 1 025 372 201
Operating profit
($’000)
Dec-12
(13 087)
25 126
11 487
22 976
26 317
34 065
6 171
30 660
12 623
8 719
2 454
167 511
5 188
4 867
7 123
17 178
–
184 689
3 720
188 409
13 968
882
203 259
Sep-12 30 305 15 223 5 796 15 344 21 509 26 546 4 929 25 762 5 388 3 246 676 154 724 3 144 2 482 7 245 12 871 – 167 595 3 160 170 755 15 002 2 135 187 892
Capital
expenditure
($’000)
Dec-12
11 553
8 458
9 240
8 465
5 094
11 704
4 247
4 691
2 298
4 620
141
70 511
6 504
548
3 014
10 066
2 289
82 866
17 117
99 983
6 384
–
106 367
Sep-12 14 119 9 419 9 414 9 124 4 397 10 475 3 790 4 620 1 887 3 434 102 70 781 8 229 699 1 521 10 449 812 82 042 10 567 92 609 6 485 – 99 094

Results for the second quarter FY13
and six months ended 31 December 2012
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Six months ended
Year ended
31 December
2012
(Unaudited)
30 September
2012
(Unaudited)
31 December¹
2011
(Unaudited)
31 December
2012
(Unaudited)
31 December¹
2011
(Unaudited)
30 June
2012
(Audited)
Continuing operations
Revenue 532 519 548 1 051 1 053 1 953
Cost of sales (407) (423) (385) (829) (799) (1 561)
Production costs (344) (348) (316) (691) (657) (1 276)
Amortisation and depreciation (58) (58) (61) (116) (124) (247)
Other items (5) (17) (8) (22) (18) (38)
Gross profit
125
96
163
222
254
392
Corporate, administration and other expenditure (13) (13) (10) (26) (22) (45)
Social investment expenditure (3) (2) (2) (5) (4) (9)
Exploration expenditure (18) (16) (12) (35) (26) (64)
Profit on sale of property, plant and equipment 8 7 – 15 4 8
Other (expenses)/income – net (5) – 1 (5) 3 (6)
Operating profit
94
72
140
166
209
276
Reversal of impairment of investment in associate – – – – 7 7
Impairment of investments – (6) – (6) – (19)
Net gain on financial instruments 11 9 8 20 5 11
Investment income 4 4 3 8 5 12
Finance cost (9) (7) (10) (15) (20) (37)
Profit before taxation
100
72
141
173
206
250
Taxation (25) (18) (31) (44) (41) 16
Normal taxation (13) (13) (7) (27) (13) (25)
Deferred taxation (12) (5) (24) (17) (28) 41
Net profit from continuing operations
75
54
110
129
165
266
Discontinued operations
Profit from discontinued operations 9 11 19 20 35 75
Net profit for the period
84
65
129
149
200
341
Attributable to:
Owners of the parent
84 65 129 149 200 341
Earnings per ordinary share (cents)
Earnings from continuing operations
17 12 25 29 38 61
Earnings from discontinued operations 2 3 5 5 8 18
Total earnings
19
15
30
34
46
79
Diluted earnings per ordinary share (cents)
Earnings from continuing operations
17 12 25 29 38 61
Earnings from discontinued operations 2 3 5 5 8 18
Total diluted earnings
19
15
30
34
46
79
¹ The comparative figures are re-presented due to Evander being reclassified as a discontinued operation.
The currency conversion average rates for the quarter ended: Decenber 2012: US$1 = R8.67 (September 2012: US$1 = R8.25, December 2011:
US$1 = R8.10). For year ended: June 2012: US$1 = R7.77. Six months ended: December 2012: US$1 = R8.46 (December 2011: US$1 = R7.61).
The income statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME US$)
(Convenience translation)
Figures in million
Quarter ended
Six months ended
Year ended
31 December
2012
(Unaudited)
30 September
2012
(Unaudited)
31 December
2011
(Unaudited)
31 December
2012
(Unaudited)
31 December
2011
(Unaudited)
30 June
2012
(Audited)
Net profit for the period 84 65 129 149 200 341
Other comprehensive income/(loss) for the
period, net of income tax
23 3 22 27 149 (595)
Foreign exchange translation 20 3 26 24 149 (607)
Gain/(loss) on fair value movement of
available-for-sale investments
3 – (4) 3 – (7)
Impairment of available-for-sale investments
recognised in profit or loss
– – – – – 19
Total comprehensive income/(loss)
for the period
107
68
151
176
349
(254)
Attributable to:
Owners of the parent 107 68 151 176 349 (254)
The currency conversion average rates for the quarter ended: September 2012: US$1 = R8.67 (September 2012: US$1 = R8.25, December 2011:
US$1 = R8.10). For year ended: June 2012: US$1 = R7.77. Six months ended: December 2012: US$1 = R8.46 (December 2011: US$1 = R7.61).
The statement of comprehensive income for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.
All items in Other comprehensive income will be reclassified subsequently to profit or loss when specific conditions are met.
Note on convenience translations
Except where specific statements have been extracted from the 2012 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on pages 28 to 33.

Results for the second quarter FY13
and six months ended 31 December 2012
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
Figures in million
At
31 December
2012
(Unaudited)
At
30 September
2012
(Unaudited)
At
30 June
2012
(Audited)
At
31 December
2011
(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment
4 003 4 045 4 003 4 050
Intangible assets 258 266 268 269
Restricted cash 4 4 4 4
Restricted investments 238 233 224 238
Deferred tax assets 65 63 59 145
Investments in financial assets 19 12 18 23
Inventories 7 7 7 21
Trade and other receivables 2 2 3 3
Total non-current assets
4 596
4 632
4 586
4 753
Current assets
Inventories
128 144 121 122
Trade and other receivables 152 141 152 139
Income and mining taxes – 1 14 24
Cash and cash equivalents 295 275 216 149
575 561 503 434
Assets of disposal groups classified as held for sale 215 202 174 39
Total current assets
790
763
677
473
Total assets
5 386
5 395
5 263
5 226
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 333 3 438 4 036 3 494
Other reserves 329 305 (64) 240
Retained earnings 511 438 180 291
Total equity
4 173
4 181
4 152
4 025
Non-current liabilities
Deferred tax liabilities
385 384 378 549
Provision for environmental rehabilitation 225 230 227 258
Retirement benefit obligation 22 22 22 22
Other provisions 5 11 4 –
Borrowings 244 223 183 122
Total non-current liabilities
881
870
814
951
Current liabilities
Borrowings
35 37 38 40
Income and mining taxes 2 13 – –
Trade and other payables 241 241 213 208
278 291 251 248
Liabilities of disposal groups classified as held for sale 54 53 46 2
Total current liabilities
332
344
297
250
Total equity and liabilities
5 386
5 395
5 263
5 226
The balance sheet for December 2012 converted at a conversion rate of US$1 = R8.50 (September 2012: US$1 = R8.24, December 2011:
US$1 = R8.11, June 2012: US$1 = R8.21).
The balance sheet as at 30 June 2012 has been extracted from the 2012 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)
for the six months ended 31 December 2012 (Convenience translation)
Figures in million
Share
capital
Other
reserves
Retained
earnings
Total
Balance – 30 June 2012 3 333 287 389 4 009
Share-based payments – 16 – 16
Net profit for the period – – 147 147
Other comprehensive income for the period – 26 – 26
Dividends paid – – (25) (25)
Balance – 31 December 2012
3 333
329
511
4 173
Balance – 30 June 2011 3 491 94 135 3 720
Issue of shares 3 – – 3
Share-based payments – 6 – 6
Net profit for the period – – 188 188
Other comprehensive income for the period – 140 – 140
Dividends paid – – (32) (32)
Balance – 31 December 2011
3 494
240
291
4 025
The currency conversion closing rates for the year ended 31 December 2012: US$1 = R8.50 (December 2011: US$1 = R8.11).

Results for the second quarter FY13
and six months ended 31 December 2012
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Figures in million
Quarter ended
Six months ended
Year ended
31 December
2012
(Unaudited)
30 September
2012
(Unaudited)
31 December
2011
(Unaudited)
31 December
2012
(Unaudited)
31 December
2011
(Unaudited)
30 June
2012
(Audited)
Cash flow from operating activities
Cash generated by operations
161 162 193 323 349 586
Interest and dividends received 4 3 2 7 4 10
Interest paid (4) (4) (4) (8) (10) (18)
Income and mining taxes (paid)/refunded (25) 13 (18) (13) (20) (33)
Cash generated by operating activities
136
174
173
309
323
545
Cash flow from investing activities
Restricted cash transferred to disposal group
(10) (20) – (30) – –
Proceeds on disposal of investment in associate – – – – – 28
Proceeds on disposal of Evander 6 and Twistdraai – – – – – 15
Proceeds on disposal of Merriespruit South 7 – – 7 – –
Other investing activities (5) – – (5) – (10)
Net additions to property, plant and equipment (121) (108) (96) (229) (190) (404)
Cash utilised by investing activities
(129)
(128)
(96)
(257)
(190)
(371)
Cash flow from financing activities
Borrowings raised
40 40 – 80 105 188
Borrowings repaid (19) (1) (89) (20) (141) (159)
Ordinary shares issued – net of expenses – – 1 – 3 3
Dividends paid – (26) – (26) (34) (57)
Cash generated/(utilised) by financing
activities
21
13
(88)
34
(67)
(25)
Foreign currency translation adjustments
(8)
–
(4)
(7)
(19)
(35)
Net increase in cash and cash equivalents 20 59 (15) 79 47 114
Cash and cash equivalents – beginning of period 275 216 164 216 102 102
Cash and cash equivalents – end of period
295
275
149
295
149
216
The currency conversion average rates for the quarter ended: December 2012: US$1 = R8.67 (September 2012: US$1 = R8.25, December 2011:
US$1 = R8.10). For year ended: June 2012: US$1 = R7.77. Six months ended: December 2012: US$1 = R8.46 (December 2011: US$1 = R7.61).
Closing balance translated at closing rates of: December 2012: US$1 = R8.50 (September 2012: US$1 = R8.25, December 2011: US$1 = R8.11).
The cash flow statement for the year ended 30 June 2012 has been extracted from the 2012 Annual Report.

Segment report (US$/Imperial) (Unaudited)
for the six months ended 31 December 2012
Revenue
Production cost
Production profit/(loss)
Capital expenditure #
Ounces produced
Tons milled
31 December
31 December
31 December
31 December
31 December
31 December
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
2012
2011
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Kusasalethu 115 144 99 87 16 57 26 28 64 398 90 729 514 647
Doornkop 105 98 64 59 41 39 18 18 60 282 56 682 570 561
Phakisa 75 66 58 51 17 15 19 20 43 950 38 066 298 264
Tshepong 127 153 89 83 38 70 18 18 74 268 88 028 625 653
Masimong 109 94 61 58 48 36 10 16 63 594 54 335 526 512
Target 1 116 109 55 55 61 54 23 17 69 349 63 016 392 461
Bambanani 50 42 36 48 14 (6) 8 19 29 289 26 524 107 146
Joel 97 80 41 39 56 41 9 4 56 264 45 590 354 327
Unisel 54 45 35 33 19 12 4 4 30 929 25 785 257 211
Target 3 43 29 31 28 12 1 8 5 25 656 17 265 186 170
Surface
All other surface operations
87 98 56 61 31 37 24 6 52 886 56 811 5 294 5 092
Total South Africa
978
958
625
602
353
356
167
155
570 865
562 831
9 123
9 044
International
Hidden Valley
73 95 66 55 7 40 28 12 42 793 51 698 1 044 981
Total international
73
95
66
55
7
40
28
12
42 793
51 698
1 044
981
Total continuing operations
1 051
1 053
691
657
360
396
195
167
613 658
614 529
10 167
10 025
Discontinued operations
Evander
75 96 45 49 30 47 13 12 47 583 58 225 330 352
Total discontinued operations
75
96
45
49
30
47
13
12
47 583
58 225
330
352
Total operations
1 126
1 149
736
706
390
443
208
179
661 241
672 754
10 497
10 377
# Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$30 million (2011: US$15 million).

Results for the second quarter FY13
and six months ended 31 December 2012
DEVELOPMENT RESULTS (Metric)
Quarter ended December 2012
Channel
Channel
Reef
Sampled
width
value
Gold
Meters
Meters
(Cm’s)
(g/t)
(Cmg/t)
Kusasalethu
VCR Reef 394 383 84.81 19.91 1 688
All Reefs
394
383
84.81
19.91
1 688
Doornkop
South Reef 330 342 37.22 21.07 784
All Reefs
330
342
37.22
21.07
784
Phakisa
Basal                                414 429 97.09 10.22 993
All Reefs
414
429
97.09
10.22
993
Tshepong
Basal                                371 356 8.89 172.87 1 536
B Reef 300 259 58.06 13.97 811
All Reefs
671
615
29.57
41.64
1 231
Masimong 5
Basal                                304 297 51.79 16.74 867
B Reef 123 126 82.49 10.32 851
All Reefs
426
423
60.95
14.15
862
Target
Elsburg                            296 227 139.28 8.01 1 116
Basal                                    3 7 22.00 32.35 712
A Reef 115 75 138.02 11.03 1 523
B Reef 84 57 139.57 13.14 1 834
All Reefs
498
365
136.82
9.52
1 302
Target 1
Elsburg                            115 82 234.88 7.96 1 870
All Reefs
115
82
234.88
7.96
1 870
Total Bambanani
(Incl. Bambanani. Steyn 2)
Basal                                  61 61 166.88 17.00 2 836
All Reefs
61
61
166.88
17.00
2 836
Joel
Beatrix                               193 182 228.62 7.97 1 823
All Reefs
193
182
228.62
7.97
1 823
Unisel
Basal                             293.6 229 138.20 12.57 1 737
Leader                           428.1 363 209.44 6.21 1 300
All Reefs
722
592
181.90
8.08
1 469
Target 3
Elsburg                            181 145 85.21 8.09 689
Basal                                    3 7 22.00 32.35 712
A Reef 115 75 138.02 11.03 1 523
B Reef 84 57 139.57 13.14 1 834
All Reefs
383
283
108.40
10.49
1 138
Evander 8
Kimberley                         380 378 29.47 52.35 1 542
All Reefs
380
378
29.47
52.35
1 542
Total Harmony
Basal 1 446 1 378 74.10 17.68 1 310
Beatrix                              193 182 228.62 7.97 1 823
Leader                              428 363 209.44 6.21 1 300
B Reef 507 441 75.48 12.64 954
A Reef 114.6 74.5 138.02 11.03 1 523
Elsburg                         296.2 227 139.28 8.01 1 116
Kimberley                      379.6 378 29.47 52.35 1 542
South Reef 330 342 37.22 21.07 784
VCR                                  394 383 84.81 19.91 1 688
All Reefs
4 088
3 769
93.22
13.93
1 299
DEVELOPMENT RESULTS (Imperial)
Quarter ended December 2012
Channel
Channel
Reef
Sampled
Width
Value
Gold
Feet
Feet
(Inch)
(oz/t)
(In.oz/t)
Kusasalethu
VCR Reef 1 292 1 257 33 0.59 19
All Reefs
1 292
1 257
33
0.59
19
Doornkop
South Reef 1 082 1 122 15 0.60 9
All Reefs
1 082
1 122
15
0.60
9
Phakisa
Basal 1 358 1 407 38 0.30 11
All Reefs
1 358
1 407
38
0.30
11
Tshepong
Basal 1 218 1 168 3 5.88 18
B Reef 984 848 23 0.41 9
All Reefs
2 202
2 016
12
1.18
14
Masimong 5
Basal                                996 973 20 0.50 10
B Reef 402 413 32 0.31 10
All Reefs
1 398
1 386
24
0.41
10
Target
Elsburg                            972 745 55 0.23 13
Basal                                  10 23 9 0.91 8
A Reef 376 244 54 0.32 17
B Reef 277 185 55 0.38 21
All Reefs
1 634
1 198
54
0.28
15
Target 1
Elsburg                            378 269 92 0.23 21
All Reefs
378
269
92
0.23
21
Total Bambanani
(Incl. Bambanani. Steyn 2)
Basal                                200 200 66 0.49 33
All Reefs
200
200
66
0.49
33
Joel
Beatrix                              633 598 90 0.23 21
All Reefs
633
598
90
0.23
21
Unisel
Basal                                963 750 54 0.37 20
Leader                           1 405 1 191 82 0.18 15
All Reefs
2 368
1 941
72
0.23
17
Target 3
Elsburg                            594 476 34 0.23 8
Basal                                  10 23 9 0.91 8
A Reef 376 244 54 0.32 17
B Reef 277 185 55 0.38 21
All Reefs
1 256
928
43
0.30
13
Evander 8
Kimberley 1 245 1 240 12 1.48 18
All Reefs
1 245
1 240
12
1.48
18
Total Harmony
Basal 4 745 4 522 29.00 0.52 15.04
Beatrix                             633 598 90.00 0.23 20.93
Leader 1 405 1 191 82.00 0.18 14.93
B Reef 1 663 1 447 30.00 0.37 10.95
A Reef 376 244 54.00 0.32 17.49
Elsburg                            972 745 55.00 0.23 12.81
Kimberley 1 245 1 240 12.00 1.48 17.71
South Reef 1 082 1 122 15.00 0.60 9.00
VCR 1 292 1 257 33.00 0.59 19.39
All Reefs
13 412
12 366
37.00
0.40
15
PRINTED BY INCE (PTY) LTD
W2CF15632

NOTES

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CONTACT DETAILS
Corporate Office
Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
Directors
P T Motsepe* Chairman
M Motloba*^ Deputy Chairman
G P Briggs Chief Executive Officer
F Abbott Financial Director
H E Mashego Executive Director
F F T De Buck*^Lead independent director
J A Chissano*1^, K V Dicks*^, Dr D S lushaba*^, C Markus*^,
M Msimang*^, J Wetton*^, A J Wilkens*
* Non-executive
^ Independent
1 Mozambican
Investor relations team
Henrika Basterfield
Investor Relations Manager
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail:
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail:
Company Secretary
Riana Bisschoff
Telephone: +27 11 411 6020
Mobile: +27 83 629 4706
E-mail:
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) (calls cost 10p a minute plus network extras, lines are open 09:00 am – 17:30 pm, Monday to Friday)
or +44 (0) 20 8639 3399 (calls from overseas)
E-mail: shareholder.services@capitaregistrars.com
ADR Depositary
Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries:
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN
ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 4
Harmony Gold Mining Company Limited
By:   /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director